

Mail Stop 3720

February 11, 2016

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, Florida 34236

      Re: **xG Technology, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed February 8, 2016
             File No. 333-208650

Dear Mr. Branton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

General

1. We note your response to comment 1 of our prior letter and reissue it in part. We note you plan to use a placement agent and that they are to use "reasonable best efforts" in connection with this offering. Please revise your disclosure to clarify what is meant by this statement. For example, you disclose on the prospectus cover page and on page 94 that "[t]he placement agent is not purchasing *or selling* any of the Units that we are offering" (emphasis added). You then state that the placement agent will use its reasonable best efforts to *sell* the units. Furthermore, you should revise the offering price/proceeds table on the prospectus cover page to also reflect sales of only 25%, 50%

and 75% of the units being offered. Lastly, please state that the placement agent *is* an underwriter (rather than *may be* an underwriter).

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A.

3. Please file copies of your exhibits as soon as practical so that we may have time to review them. We may have further comment on the exhibits and/or disclosure.

You may contact Emily C. Drazan, Attorney-Advisor, at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: David Danovitch, Esq.
       Avraham Adler, Esq.